Exhibit 23.3

Consent of Independent Accountants

The Board of Directors of Visa Canada Association

We consent to the use in this Amendment No. 2 to the Registration Statement on Form S-4 of our report dated June 8, 2007, with respect to the consolidated statement of financial position of Visa Canada Association as at September 30, 2006 and 2005 and the related consolidated statements of operations, changes in net assets and cash flows for each of the years in the three-year period ended September 30, 2006 included in the proxy statement-prospectus, which is part of this Registration Statement, and to the references to our firm under the heading “Experts” in the proxy statement-prospectus.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 1, 2007